Exhibit 99.2

LogProstyle Inc.

Aoyama Building 13th floor, 1-2-3 Kita-Aoyama,

Minato-ku, Tokyo, 107-0061, Japan

https://www.logprostyle.co.jp/

LogProstyle Inc. Announces Approval of Cash Dividend at the 2025 Annual General Meeting of Shareholders

Cash Dividend of USD $543 Thousand, or USD $0.023 Per Share

July 7, 2025

LogProstyle Inc. (NYSE American: LGPS) (the “Company” or “LogProstyle”), headquartered in Minato-ku, Tokyo, Japan, announced today that all matters presented at its Annual General Meeting of Shareholders (“AGM”) held on June 30, 2025 were approved. A total of 18,724,644 shares were represented at the AGM, in person or by proxy, indicating 79.17% participation of shareholders eligible to vote.

In particular, the shareholders approved:

Distribution of Cash Dividend

Shareholders approved the distribution of a cash dividend of USD $0.023 per share, or USD $543,454 in aggregate. The cash dividend is payable on August 5, 2025, to LogProstyle’s holders of record at the close of business on July 7, 2025, with the ex-dividend date of the same day. The approval of the dividend underscores the Company’s ongoing commitment to disciplined capital allocation and continuous focus on delivering long-term sustainable growth.

Shareholders also approved:

●	Non-Consolidated Financial Statements for the 8th Fiscal Year (April 1, 2024 to March 31, 2025);
●	Amendments to the Articles of Incorporation;
●	Election of Ten (10) Directors;
●	Election of KSM & Partners Audit Corporation as its Accounting Auditor; and
●	Establishment of a Performance Share Plan with Post-Vesting Delivery and Approval of Remuneration Thereunder for Directors (excluding Independent Directors), Executive Officers, and Directors of Subsidiaries

The full vote results will be filed in a report with the Securities and Exchange Commission and posted on the Investor Relations section on the Company’s website.

Forward-Looking Statements Disclaimer:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties include, but are not limited to, general economic conditions, changes in market conditions, the Company’s ability to execute its strategic initiatives, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on July 7, 2025. Forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by applicable law. Any references to our website have been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release.

About LogProstyle Inc.

LogProstyle Inc. is involved in a wide range of businesses, including real estate development, hotel management, and restaurant management. With the slogan “redefine life style,” the Company is working on various projects with the aim of illustrating an innovative and sustainable lifestyle. LogProstyle is the first unlisted Japanese company to list its Japanese common shares directly on a major United States stock exchange rather than through American Depositary Receipts (ADRs).

Contacts

LogProstyle Inc., Investor Relations, ir@logprostyle.co.jp

Hayden IR, Corbin Woodhull, corbin@haydenir.com